Exhibit 99.1

STARFIELD RESOURCES INC.
(An Exploration & Development Company)

UNAUDITED FINANCIAL STATEMENTS

MAY 31, 2008

STARFIELD RESOURCES INC.
(An Exploration & Development Stage Company)
BALANCE SHEETS
AS AT MAY 31
(all numbers are in thousands)
	May 31, 2008 (Unaudited)	February 29, 2008

ASSETS

Current
Cash	$24,489	$10,915
Receivables	328	316
Prepaid expenses and deposits (Note 5)	1,349	1,699
	26,166	12,930

Mineral properties (Note 6)	84,135	76,664
Property, plant and equipment (Note 7)	679	721

	$110,980	$90,315

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current
Accounts payable and accrued liabilities	$2,863	$1,995
Current portion of capital lease obligations (Note 8)	115	116
	2,978	2,111

Capital lease obligations (Note 8)	43	69

Future income taxes	1,706	2,139
	4,727	4,319

Shareholders’ equity
Capital stock (Note 9)	121,955	102,513
Contributed surplus (Note 9)	10,378	8,575
Warrants (Note 9)	734	734
Deficit	(26,814)	(25,826)

	106,253	85,996

	$110,980	$90,315

Nature and continuance of operations (Note 1)
Commitments and contingencies (Note 11)

The accompanying notes are an integral part of these financial statements.

STARFIELD RESOURCES INC.
(An Exploration & Development Stage Company)
STATEMENTS OF OPERATIONS, COMPREHENSIVE LOSS AND DEFICIT (Unaudited)
THREE MONTHS ENDED MAY 31
(all numbers are in thousands, except per share amounts)
	May 31, 2008	May 31, 2007

EXPENSES
General and administrative
Compensation	$78	$241
Consulting fees	46	23
Directors’ fees	27	94
Investor relations	45	90
Legal and audit	121	262
Rent and office services	102	59
Transfer and regulatory fees	78	147
Travel and conferences	110	74
	607	990

Amortization of property, plant and equipment	42	65
Stock-based compensation (Note 9)	583	478
Interest income	(110)	(76)

Loss before income taxes	1,122	1,457

Future income tax recovery	(134)	-

Net loss and comprehensive loss for the period	988	1,457

Deficit, beginning of period	25,826	13,986

Deficit, end of period	$26,814	$15,443

Basic and diluted loss per share	$0.00	$0.01

Weighted average number of shares outstanding	302,579	211,251

The accompanying notes are an integral part of these financial statements.

STARFIELD RESOURCES INC.
(An Exploration & Development Stage Company)
STATEMENTS OF CASH FLOWS (Unaudited)
THREE MONTHS ENDED MAY 31
(all numbers are in thousands)

	May 31, 2008	May 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the period	$(988)	$(1,457)
Items not affecting cash:
Future income tax recovery	(134)	-
Stock-based compensation expense	583	478
Amortization of property, plant and equipment	27	13

Changes in non-cash working capital items:
Receivables	(12)	(447)
Prepaid expenses and deposits	350	26
Accounts payable and accrued liabilities	51	(264)

Net cash used in operating activities	(123)	(1,651)

CASH FLOWS FROM INVESTING ACTIVITIES
Mineral properties	(5,434)	(3,237)
Acquisition of property, plant and equipment	(11)	(123)
Amortization of exploration equipment	26	37

Net cash used in investing activities	(5,419)	(3,323)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of shares and units	20,160	18,056
Repayment of capital lease obligations	(27)	(29)
Share issue costs	(1,017)	(1,415)

Net cash provided by financing activities	19,116	16,612

Net increase in cash	13,574	11,638

Cash, beginning of period	10,915	506

Cash, end of period	$24,489	$12,144

Supplemental disclosure with respect to cash flows (Note 13)

The accompanying notes are an integral part of these financial statements.

STARFIELD RESOURCES INC.
(An Exploration & Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS (Unaudited)
THREE MONTHS ENDED MAY 31, 2008
(expressed in thousands of dollars, unless otherwise noted)

1.           NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated under the Business Corporations Act (Alberta, Canada) on April 22, 1994, registered in the province of British Columbia as an extra-provincial company on April 22, 1998 and in the Nunavut Territory, Canada as an extra-territorial corporation on March 18, 2003. The Alberta registration was discontinued and continued in British Columbia on October 27, 2006. The Company’s major business activity is the exploration and development of mineral properties, particularly its Ferguson Lake Platinum-Palladium-Nickel-Cobalt-Copper project in Nunavut, Canada.  All of the Company’s properties are located in Canada.

The Company is an advanced exploration and development company focused on its Ferguson Lake property.  Starfield owns a 100% undivided interest in the Ferguson Lake Platinum-Palladium-Nickel-Cobalt-Copper property (Note 6).

As an Exploration and development stage company, the Company’s income is limited to interest income and other incidental income. The Company continues to be dependent upon its ability to finance its development and exploration programs through financing activities that may include issuances of additional debt or equity securities. The underlying value of the mineral properties is dependent upon the existence and economic recovery of mineral reserves, confirmation of the Corporation’s interest in the underlying mineral claims, the ability to raise long-term financing to complete the development of the properties and upon future profitable production or, alternatively upon the Corporation’s ability to dispose of its interest on an advantageous basis, all of which are uncertain.

All amounts are in Canadian dollars unless otherwise stated.

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles (“GAAP”). Certain information and disclosures normally required to be included in notes to annual financial statements have been condensed or omitted.

The financial statements have been prepared following the same accounting policies and methods of computation as the annual audited consolidated financial statements for the year ended February 29, 2008. The disclosures provided below are incremental to those included with the annual audited financial statements. The financial statements should be read in conjunction with the annual audited financial statements and the notes thereto for the year ended February 29, 2008.

Certain prior figures have been reclassified to agree with current presentation.

3.	CAPITAL MANAGEMENT

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition, exploration and development of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business.

The properties in which the Company currently has an interest are in the advanced exploration stage; as such the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and development, and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties, from time to time, and to acquire an interest in additional properties if it considers there to be sufficient geologic or economic potential and if it has adequate financial resources to do so.

STARFIELD RESOURCES INC.
(An Exploration & Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS (Unaudited)
THREE MONTHS ENDED MAY 31, 2008
(expressed in thousands of dollars, unless otherwise noted)

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes in the Company's approach to capital management during the year ended February 29, 2008. The Company is not subject to externally imposed capital requirements.

4.	FINANCIAL RISK FACTORS

The Company's risk exposures and the impact on the Company's financial instruments are summarized below:

Credit risk
The Company's credit risk is primarily attributable to short-term investments and receivables included in other assets. The Company has no significant concentration of credit risk arising from operations. Short-term investments consist of overnight deposits, which have been invested with reputable financial institutions, from which management believes the risk of loss to be remote.  Financial instruments included in receivables consist of goods and services tax due from the Federal Government of Canada. Management believes that the credit risk concentration with respect to financial instruments included in receivables is remote.

Liquidity risk
The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due.  As at May 31, 2008, the Company had a cash balance of $24,489 (2007 - $10,915) to settle current liabilities of $2,978 (2007 - $2,111). All of the Company's financial liabilities have contractual maturities of less than 30 days and are subject to normal trade terms.

Market risk
(a)	Interest rate risk
The Company has cash balances and no interest-bearing debt. The Company's current policy is to invest excess cash in investment-grade short-term deposit certificates issued by its banking institutions. The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks.

(b)	Foreign currency risk
The Company's functional currency is the Canadian dollar and major purchases are transacted in Canadian dollars. From time to time, the Company funds certain operations, exploration and administrative expenses in US dollars on a cash call basis using US dollar currency converted from its Canadian dollar bank accounts held in Canada. Management believes the foreign exchange risk derived from currency conversions is not significant and therefore does not hedge its foreign exchange risk.

(c)	Price risk
The Company is exposed to price risk with respect to commodity prices.  Changes in commodity prices will impact the economics of development of the Company’s mineral properties.  The Company closely monitors commodity prices to determine the appropriate course of action to be taken by the Company.

STARFIELD RESOURCES INC.
(An Exploration & Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS (Unaudited)
THREE MONTHS ENDED MAY 31, 2008
(expressed in thousands of dollars, unless otherwise noted)

Sensitivity analysis
The Company has designated its cash and cash equivalents and short term investments as held-for-trading, which are measured at fair value.  Accounts payable and accrued liabilities are classified as other financial liabilities, which are measured at amortized cost.

As at May 31, 2008, the carrying and fair value amounts of the Company's financial instruments are the same.

The Company does not hold significant balances in foreign currencies to give rise to exposure to foreign exchange risk.

Since the Company is not a producing entity, commodity price risk is minimal.

5.	PREPAID EXPENSES AND DEPOSITS

	May 31, 2008	Feb. 29, 2008

Prepaid drilling	$874	$981
Deposits - property leases	325	324
Prepaid insurance	87	73
Prepaid fuel	-	297
Other	63	24
	$1,349	$1,699

6.	MINERAL PROPERTIES

	May 31, 2008	Feb. 29, 2008

Property acquisition and maintenance costs:
Balance, beginning of period	$2,378	$2,188
Maintenance	50	190

Property acquisition and maintenance costs, end of period	2,428	2,378

Exploration costs:
Balance, beginning of period	74,286	61,393

Personnel	2,501	2,568
Air support including helicopter moves	1,735	3,030
Diamond drilling	631	829
Camp support costs, including fuel	1,662	4,329
Analytical and geophysical services	892	2,137
	7,421	12,893

Exploration costs, end of period	81,707	74,286

Mineral properties, end of period	$84,135	$76,664

STARFIELD RESOURCES INC.
(An Exploration & Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS (Unaudited)
THREE MONTHS ENDED MAY 31, 2008
(expressed in thousands of dollars, unless otherwise noted)

The Company owns a 100% undivided interest in the Ferguson Lake Platinum-Palladium-Nickel-Cobalt-Copper property, subject to a 3% net smelter royalty (NSR) on mineral production, a 3% gross overriding royalty on diamond production and a $50 annual advance royalty payment. The Company has the right to purchase 1% of the 3% NSR for $1,000 up to 180 days after receipt of a positive feasibility study recommending commercial production.

7.	PROPERTY, PLANT AND EQUIPMENT

	May 31, 2008
	Cost	Accumulated Amortization	Net Book Value

Furniture and fixtures	$331	$106	$225
Exploration equipment	366	230	136
Equipment under capital lease	578	260	318

	$1,275	$596	$679

	February 29, 2008
	Cost	Accumulated Amortization	Net Book Value

Furniture and fixtures	$320	$90	$230
Exploration equipment	366	219	147
Equipment under capital lease	578	234	344

	$1,264	$543	$721

Amortization on exploration equipment of $11 (2007 - $15) was deferred to mineral properties.

8.	CAPITAL LEASE OBLIGATIONS

Future minimum lease payments under capital leases for equipment are as follows:

	May 31, 2008	Feb. 29, 2008

Leases payable bearing interest at rates from 6.4% to 7.6% per annum, repayable in monthly instalments totalling $10 (2007-$13) including interest, secured by equipment.	$158	$185

Less: current portion	(115)	(116)

	$43	$69

STARFIELD RESOURCES INC.
(An Exploration & Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS (Unaudited)
THREE MONTHS ENDED MAY 31, 2008
(expressed in thousands of dollars, unless otherwise noted)

Estimated minimum lease payments are as follows:

2009	86	116
2010	70	70
2011	12	12

	168	198

Less amount representing interest	(10)	(13)

Balance of obligation	$158	185

9.	SHAREHOLDERS’ EQUITY

	Number of Shares	Capital Stock	Contributed Surplus	Warrants

Authorized:
Unlimited number of common voting shares, no par value
Unlimited number of First Preferred shares
Unlimited number of Second Preferred shares

Common shares issued:
Balance, February 28, 2007	200,849,847	$72,516	$2,412	$-
Capital stock issued:
Private placements	58,392,854	14,147	-	953
Exercise of warrants	28,333,890	10,538	-	-
Exercise of options	13,425,002	5,444	-	-
Capital stock and warrants issued on contract termination	150,000	251	-	734
Transfer to capital stock:
Capital stock on exercise of warrants		953		(953)
Contributed surplus on exercise of options	-	2,156	(2,156)	-
Stock-based compensation	-	-	8,319	-
Flow-through tax benefits renounced	-	(2,052)	-	-

Share issuance costs	-	(1,440)		-

Balance, February 29, 2008	301,151,593	$102,513	$8,575	$734
Capital stock issued:
Private placements	20,555,556	20,000	-	-
Exercise of options	400,000	160	-	-
Transfer to capital stock:
Stock-based compensation	-	-	1,803	-

Share issuance costs	-	(718)	-	-

Balance, May 31, 2008	322,107,149	$121,955	$10,378	$734

During the three months ended May 31, 2008, the Company issued the following common shares:

i)
On May 6, 2008, the Company issued 15,000,000 flow-through common shares at a price of $1.00 per share for gross proceeds of $15,000 and 5,555,556 common shares at a price of $0.90 per share for gross proceeds of $5,000, for aggregate proceeds of $20,000.  The Company paid issuance costs of $1,017.

STARFIELD RESOURCES INC.
(An Exploration & Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS (Unaudited)
THREE MONTHS ENDED MAY 31, 2008
(expressed in thousands of dollars, unless otherwise noted)

Stock options

The estimated value of the options granted will be recognized over the vesting period.  As at May 31, 2008, there is $1,443 (2007 - $453) remaining to be charged to earnings in future periods relating to stock option grants.

The following incentive stock options and share purchase warrants were outstanding at May 31, 2008:

	Number of Shares (000’s)	Exercise Price	Expiry Date

Options
	790	$0.40	August 27, 2009
	590	$0.40	January 31, 2010
	760	$0.60	March 11, 2011
	2,763	$0.285	February 1, 2012
	2,400	$0.32	April 23, 2012
	1,200	$0.29	May 4, 2012
	1,000	$1.08	May 15, 2012
	2,800	$1.71	July 12, 2012
	1,750	$1.18	September 13, 2012
	1,250	$1.59	September 28, 2012
	2,400	$1.69	October 12, 2012
	1,855	$1.05	January 15, 2013
	1,250	$0.87	April 1, 2013
	20,808

Warrants	800	$1.67	September 5, 2012

STARFIELD RESOURCES INC.
(An Exploration & Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS (Unaudited)
THREE MONTHS ENDED MAY 31, 2008
(expressed in thousands of dollars, unless otherwise noted)

Warrants and stock option transactions are summarized as follows:

	Warrants		Stock Options
	Number (000’s)	Weighted Average Exercise Price	Number (000’s)	Weighted Average Exercise Price

Outstanding, Feb. 28, 2007	22,202	$0.69	19,115	$0.41
Granted	20,995	0.52	16,125	1.12
Exercised	(28,334)	0.37	(13,425)	0.44
Expired/cancelled	(14,063)	0.75	(1,857)	0.54

Outstanding, Feb. 29, 2008	800	$1.67	19,958	$0.96
Granted	-	-	1,250	0.87
Exercised	-	-	(400)	0.40

Outstanding, May 31, 2008	800	$1.67	20,808	$0.97

Number currently exercisable	800	$1.67	12,354	$0.92

Stock-based compensation

During the three months ended May 31, 2008, the Company granted 1,250,000 stock options (2007 - 5,000,000) to directors, employees and consultants. The Company recognized $1,803 in stock-based compensation with a corresponding credit to contributed surplus on the balance sheet, of which $1,220 was capitalized to Mineral properties (2007 - $478, no capitalization).  The compensation recognized was calculated using the Black-Scholes option pricing model.  The weighted average fair value of options granted during the current year was $0.54 (2007 - $0.33).

The following weighted average assumptions were used in the valuation of stock options granted in the quarter:

May 31, 2008

Risk-free interest rate	3.05%
Expected life of options	5 years
Annualized volatility	75%
Dividend rate	0.00%

Flow-through shares

During the three months ended May 31, 2008, the Company issued 15,000,000 (2007 - 11,456,661) flow-through shares and has renounced $Nil (2007 - $5,387) of expenditures to the flow-through shareholders.

STARFIELD RESOURCES INC.
(An Exploration & Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS (Unaudited)
THREE MONTHS ENDED MAY 31, 2008
(expressed in thousands of dollars, unless otherwise noted)

10.	RELATED PARTY TRANSACTIONS

One of the directors of the Company is a major shareholder of Ferguson Simek Clark International (“FSC”), a professional engineering consulting practice specializing in cold climate and remote location projects.  During the quarter ended May 31, 2008, the Company incurred costs of $64 (2007 - Nil) with that entity.  At May 31, 2008, the Company had an amount owing to FSC of $Nil (2007 - $Nil).

The transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

11.	COMMITMENTS AND CONTINGENCIES

The Company leases its corporate office in Toronto under an agreement expiring October 31, 2008. Minimum annual rents are $147 (2007 - $80). The total minimum obligation remaining under this lease is $59 (2007 - $21).

The Company entered into a new lease for its corporate office in Toronto which expires October 31, 2013.  Minimum annual rents are $176.

The Company entered into a 5 year commercial lease on 2,740 hectares within its Ferguson Lake property.  Minimum annual rents are $96.

The minimum lease payments on the new leases are as follows:

2009	$155
2010	274
2011	277
2012	280
2013	283

$1,269

13.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	May 31, 2008	May 31, 2007

Interest received during the three months	$110	$76

There were no significant non-cash transactions during the three months ended May 31, 2008.

The only significant non-cash transaction during the three months ended May 31, 2007 was the reclassification of contributed surplus to capital stock amounting to $11 due to the exercise of stock options.

14.           COMPARATIVE DATA

Certain of the prior year’s comparative numbers have been reclassified to reflect current year’s financial statement presentation.